Exhibit (a)(5)(C)

Apple Hospitality REIT, Inc.
Tender Offer Master Q&A Document

General Information

•	Apple Hospitality REIT, Inc. (“Apple Hospitality” or “Company”) was formed in 2007 and holds hotels operated and managed by industry leaders including, Marriott® and Hilton®.

•	As of March 31, 2015, the Company owned a portfolio of 173 hotels, comprising 22,003 rooms, across 32 states.

•	Apple Hospitality is headquartered in Richmond, Virginia and is managed by a senior management team with over 100 combined years of lodging experience.

•	The Company trades on the New York Stock Exchange (the “NYSE”) under the ticker symbol “APLE”.

•	More information on Apple Hospitality can be found at www.applehospitalityreit.com. Information contained on the Company’s website is not incorporated by reference herein.

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The price for the Shares (as defined in the offer to purchase dated May 18, 2015 (the “Offer to Purchase”)) tendered in the Offer (as defined in the Offer to Purchase) will be specified by the tendering shareholders but cannot be greater than $21.00 or less than $19.00 per share in 50 cent increments.

•	The Offer commenced on May 18, 2015 and will expire at midnight, at the end of the day, on June 22, 2015, a time frame that may be extended at the Company’s discretion.

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Promptly after the closing of the Offer, the final purchase price (within the stated range) will be determined by the Company at a level that will enable the Company to purchase the maximum number of outstanding Shares, up to an aggregate purchase price of $200 million. All Shares tendered at or below the final purchase price that are accepted for payment will receive the same price per Share, subject to the odd lot and proration provisions, regardless of the price at which they are tendered.

Q:       What is a modified “Dutch Auction” tender offer?

A:
A modified “Dutch Auction” tender offer is an auction structure in which shareholders specify, within a given range, a price at which they are willing to tender all or a portion of their Shares. In this case, as described in the Offer to Purchase, as it may be amended from time to time, Apple Hospitality is offering to purchase for cash up to $200 million of Apple Hospitality Shares within the range set by the Company’s board of directors. The final purchase price will be the lowest price that will enable Apple Hospitality to purchase $200 million in aggregate purchase price of its Shares. Regardless of the price at which you tender your Shares, if it is below the final purchase price, you will still be paid the higher purchase price in the Offer if your Shares are accepted for payment. This range of potential purchase prices is set forth below.

Q:       How will shareholders tender their Shares?

A:
Tender offer materials, including the Offer to Purchase and other related materials, will be mailed to all shareholders after commencement of the Offer. If a shareholder holds their Shares in a directly-held account with The Depository Trust Company, such shareholder will receive the tender offer materials in the mail and the shareholder can tender its Shares by completing the Letter of Transmittal (as defined in the Offer to Purchase). If your Shares are held by David Lerner Associates, Inc. (“DLA”) or in another brokerage account then you will need to contact your broker to tender your Shares. We strongly recommend that you consult your professional financial advisor to determine the status of your account and the best way to tender your Shares, to the extent you desire to do so after reading the Offer to Purchase and related tender offer materials.

Q:       How will shareholders who hold their Shares through DLA tender their Shares?

A:
If you hold your Shares in an account or otherwise through DLA and you are not the holder of record on our books, you must contact DLA and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Shareholders holding their Shares through DLA must not deliver a Letter of Transmittal directly to the Depositary. DLA must submit the Letter of Transmittal that pertains to your Shares to the Depositary on your behalf. See Section 2—Procedures for Tendering Shares of the Offer to Purchase. As of the date of the Offer to Purchase, DLA has an earlier deadline for accepting the Offer than the Expiration Time of the Offer. It requires shareholders who wish to tender their Shares to submit the DLA Instructing Sheet, which is included with the Offer to Purchase to DLA no later than five business days prior to the Expiration Time. We urge you to contact DLA as soon as possible to determine whether the deadline or any of their other requirements have changed.

Q:	How will shareholders who hold their Shares through another broker, dealer, commercial bank, trust company, custodian or other nominee (each, a “Custodian”) tender their Shares?

A:
If you hold your Shares in a brokerage account or otherwise through a Custodian, other than DLA, and you are not the holder of record on our books, you must contact your Custodian and comply with their policies and procedures and provide them with any necessary paperwork in order to have them tender your Shares. Shareholders holding their Shares through a Custodian must not deliver a Letter of Transmittal directly to the Depositary. The Custodian holding your Shares must submit the Letter of Transmittal that pertains to your Shares to the Depositary on your behalf. If a Custodian holds your Shares, it may have an earlier deadline for accepting the Offer. We urge you to contact the Custodian that holds your Shares as soon as possible to find out its deadline.

If the Letter of Transmittal is submitted and signed by trustees, executors, administrators, guardians, attorneys-in-fact, agents, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Depositary of their authority so to act must be submitted. See Section 2—Procedures for Tendering Shares of the Offer to Purchase.

Q:       What will be the price range for the modified Dutch auction tender offer?

A:
The tender offer is structured as a modified “Dutch Auction,” with a minimum price of $19.00 per share and a maximum price of $21.00 per share, in $0.50 increments: $19.00, $19.50, $20.00, $20.50 and $21.00. The shareholders tendering Shares will determine the purchase price at which they are willing to sell their Shares. If the final purchase price is determined to be higher than the price at which you tendered your Shares, you will receive the final (higher) price for your Shares. Similarly, if the price at which you tender some or all of your Shares is above the final purchase price, those Shares tendered above the final purchase price will not be accepted by Apple Hospitality for payment in the offer and will be returned to you.

Q:       What if shareholders tender more than $200 million in aggregate purchase price of Shares?

A:	If shareholders tender more than $200 million in aggregate purchase price of Shares, Apple Hospitality will purchase Shares on the following basis:

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First, Apple Hospitality will purchase all Shares tendered by “odd lot holders” (shareholders holding less than 100 Shares) who (i) properly tender all of their Shares at or below the final purchase price, (ii) do not properly withdraw any of their tendered Shares and (iii) submit a certification stating that they are the beneficial or record owner of an aggregate of less than 100 Shares; and

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Second, after the purchase of all the Shares properly tendered by odd lot holders, Apple Hospitality will purchase all other Shares properly tendered at or below the final purchase price, on a pro rata basis with appropriate adjustments to avoid the return of fractional Shares. This means that each shareholder will only have a portion of their Shares purchased with any Shares not purchased being returned to such shareholder.

Q:       How was the price range determined?

A:
The Company determined the price range for the Offer based on discussions and advice from its financial advisors and the range, which was determined to be in the best interest of the Company, was approved by the Company’s board of directors.

Q:       What are the tax consequences of the transaction?

A:
If Apple Hospitality accepts your tender of Shares, you will be treated as either having sold or exchanged those Shares in a taxable transaction or, under certain circumstances, as having received a distribution with respect to those Shares that is treated as a dividend to the extent it is paid out of Apple Hospitality’s current or accumulated earnings and profits. You should consult your tax advisor regarding the tax consequences of tendering your Shares.

Q:       If you were me, what would you do?

A:
None of the Company, its board of directors, the paying agent, the depositary, Broadridge Corporate Issuers Solutions, Inc., the dealer manager or any of their respective affiliates has made, or is making, any recommendation to shareholders as to whether they should tender or refrain from tendering their Shares or as to the price or prices at which they may choose to tender their Shares. Shareholders must make their own decisions regarding their Shares.

Q:       What will happen to my distributions if I do/don’t tender Shares?

A:
If you don’t tender your Shares you will receive any distributions made by Apple Hospitality in the future for as long as you continue to own the Shares. If you do decide to tender all or a portion of your Shares, you will no longer receive a distribution on those Shares that are purchased in the Offer.

Q:       Why is Apple Hospitality doing a modified Dutch auction tender offer?

A:
A tender offer provides shareholders with an opportunity to tender their common shares to Apple Hospitality for cash at a known range of values per share, instead of selling their Shares in the open market.  Open market sales are subject to market volatility and additional fees.  The Company also believes a tender offer will help absorb initial selling demand if it exists.

Q:       Following the tender offer, will the Company continue as a public reporting company?

A:	Yes, following the tender offer Apple Hospitality will continue to be a stand-alone, publicly traded REIT whose Shares are listed on the NYSE.

Q:       When will the offer expire?

A:
As disclosed in the tender offer materials that provide the terms and conditions of the Offer, the Offer is scheduled to expire at 12:00 midnight, at the end of the day, New York City Time, on June 22, 2015, unless it is extended by the Company.

Q:       Will I know if my Shares have been properly tendered?

A:
To the extent practicable, the Company and the Depositary will attempt to give notice of any defects or irregularities in the tender of Shares, provided, however, that none of the Company or the Depositary will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give any such notice. Any notice given will be in the form of a letter.

Q:       Must I tender all of my Shares to participate in the offer?

A:
No. You may tender all of your Shares, a portion of your Shares or none of your Shares. You are able to tender your Shares regardless of how long you have owned them. However, if you are an odd lot holder and seek the preference afforded to odd-lot holders, you must tender all of your Shares.

Q:       May I withdraw my tendered Shares?

A:
You may withdraw any or all Shares tendered at any time prior to 12:00 midnight, at the end of the day, New York City time on the expiration date of June 22, 2015. To withdraw your tendered Shares, the Depositary must receive a properly submitted written notice of withdrawal, together with any required signature guarantees and any other required documents from you or from the Custodian who tendered your Shares if your Shares are held through a Custodian. Please note that a Withdrawal Letter delivered via a method of delivery other than U.S. mail or overnight courier service will not be accepted.